Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for June 2022 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for June 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In June 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 16.80 % as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes decreased by 16.64%, 79.31% and 15.27%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 26.10%, of which, passenger traffic for domestic routes and regional routes decreased by 26.85% and 63.58%, respectively, and international routes increased by 4.65%, as compared with the same period last year. The passenger load factor was 67.04%, representing a decrease of 8.44 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes decreased by 9.38 percentage points, while that for regional routes and international routes increased by 26.39 percentage points and 11.85 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in June 2022, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) decreased by 13.78% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) decreased by 5.86% as compared with the same period last year. The cargo and mail load factor was 60.84%, representing an increase of 5.12 percentage points as compared with the same period last year.

In June 2022, the Group has newly launched the following major routes: Zhengzhou – Ordos – Zhengzhou, Zhengzhou – Xining – Dunhuang – Xining – Zhengzhou (each being seven flights a week).

In June 2022, the Group introduced one A319NEO aircraft and one ARJ21 aircraft. As of the end of June 2022, the Group operated a fleet of 880 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	0	0	3
Airbus 350 Series	0	12	0	12
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	114	123	340
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	135	71	192	398
EMB190 Series	6	0	0	6
ARJ21	1	12	0	13

Total	264	284	332	880

As at the end of June 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 27 civil helicopters.

KEY OPERATING DATA OF JUNE 2022

Traffic	June 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	9,377.71	76.27	-26.85	46,432.59	-43.47
Regional	7.33	46.88	-63.58	44.87	-55.21
International	350.75	-1.33	4.65	1,838.32	-7.26
Total	9,735.79	71.39	-26.10	48,315.78	-42.63
RTK (in million)
Domestic	933.68	66.55	-25.26	4,646.91	-41.40
Regional	0.78	34.39	-74.06	7.01	-54.79

International	599.84	-1.63	-4.25	3,309.57	-6.37
Total	1,534.29	31.03	-18.33	7,963.48	-30.63
RTK - Cargo and Mail (in million)
Domestic	98.65	16.60	-11.33	535.41	-16.37
Regional	0.13	0.00	-89.61	3.03	-54.19
International	568.92	-1.62	-4.67	3,146.95	-6.31
Total	667.69	0.71	-5.86	3,685.39	-7.99
Passengers carried (in thousand)
Domestic	5,891.36	75.32	-30.09	29,386.65	-45.87
Regional	7.44	43.49	-62.54	45.08	-53.01
International	58.26	6.36	8.51	294.27	-12.21
Total	5,957.06	74.17	-29.92	29,726.00	-45.68
Cargo and mail carried (in thousand tonnes)
Domestic	58.47	16.44	-12.56	320.49	-17.13
Regional	0.12	0.00	-90.40	3.02	-54.89
International	63.11	-0.95	1.81	341.96	-1.43
Total	121.70	6.70	-6.45	665.47	-10.12

Capacity	June 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	13,946.80	58.49	-16.64	71,849.13	-34.54
Regional	11.99	18.20	-79.31	118.00	-59.82
International	563.43	6.38	-15.27	3,091.36	-27.16
Total	14,522.22	55.49	-16.80	75,058.50	-34.33
ATK (in million)
Domestic	1,502.75	55.32	-20.22	7,951.86	-36.83
Regional	1.38	20.66	-81.13	15.62	-58.96
International	900.27	-1.54	-5.51	5,086.62	-2.87
Total	2,404.39	27.69	-15.45	13,054.10	-26.92
ATK - Cargo and Mail (in million)
Domestic	247.54	41.04	-34.49	1,485.44	-45.19
Regional	0.30	30.51	-85.71	5.00	-56.99
International	849.56	-1.97	-4.85	4,808.40	-0.96
Total	1,097.39	5.28	-13.78	6,298.83	-16.87

Load Factor	June 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	67.24	6.79	-9.38	64.63	-10.21
Regional	61.10	11.93	26.39	38.02	3.92
International	62.25	-4.86	11.85	59.47	12.76
Total	67.04	6.22	-8.44	64.37	-9.32
Cargo and Mail Load Factor
Domestic	39.85	-8.36	10.41	36.04	12.42
Regional	42.53	-16.10	-15.98	60.62	3.70
International	66.97	0.25	0.13	65.45	-3.73
Total	60.84	-2.77	5.12	58.51	5.64
Overall Load Factor (RTK/ATK)
Domestic	62.13	4.19	-4.18	58.44	-4.56
Regional	56.34	5.76	15.36	44.86	4.13
International	66.63	-0.06	0.88	65.06	-2.43
Total	63.81	1.63	-2.25	61.00	-3.26

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 July 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.